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                                  [LETTERHEAD]

                                                                 August 16, 1995

Dear Fellow Shareholder:

     I am pleased to inform you that EMPHESYS Financial Group, Inc. has entered into an agreement and plan of merger with Humana Inc., pursuant to which a wholly owned subsidiary of Humana has commenced a tender offer to purchase all of the outstanding shares of EMPHESYS for $37.50 per share in cash. Under the agreement, consummation of the tender offer will be followed by a merger in which non-tendering shareholders will receive $37.50 per share in cash or the highest price paid per share pursuant to the tender offer and EMPHESYS will become a wholly owned subsidiary of Humana.

     The Board of Directors of EMPHESYS has determined that the Humana tender offer and the merger are fair to and in the best interests of EMPHESYS and its shareholders and recommends that shareholders accept the Humana offer and tender their shares pursuant to it.

     Enclosed are the Humana Offer to Purchase, dated August 16, 1995, Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. Attached is a copy of the Company's Schedule 14D-9, as filed with the Securities and Exchange Commission. The Schedule 14D-9 describes in more detail the reasons for the Board's conclusions and contains other important information relating to the tender offer. We urge you to consider this information carefully.

     The Board of Directors and the management and employees of EMPHESYS thank you for your support.

Sincerely,

[Sig.]

William J. Lawson
Chairman of the Board and
Chief Executive Officer